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07001809

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-50776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.C. Andersen Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Chris Andersen 212 842-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, New York, NY 10020
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Chris Andersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.C. Andersen Partners Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

LANE T. SHRINER
Notary Public, State of New York
No. 01SH6086008
Qualified in New York County
Commission Expires January 13, 2011



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.C. ANDERSEN PARTNERS CAPITAL, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2006



INDEPENDENT AUDITORS' REPORT

Member
G.C. Andersen Partners Capital, LLC
New York, NY

We have audited the accompanying statement of financial condition of G.C. Andersen Partners Capital, LLC as of December 31, 2006 and the related statements of income, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.C. Andersen Partners Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Berenson LLP, Certified Public Accountants 135 West 50th Street, New York, NY 10020 TEL 212.977.6800 FAX 212.245.3808 WEB berenson.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
May 1, 2007

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$206,186
Restricted cash	100,677
Accounts receivable	40,000
Prepaid expenses	5,000
Other assets	1,000
	$352,863

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to related party	$ 8,000
Due to customers	100,677
Accrued expenses	26,500
	135,177
Member's equity	217,686
	$352,863

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues	$2,821,577
Operating expenses:	
Management advisory fees	755,000
Commissions	1,694,154
Client related expenses	25,000
Professional fees	82,619
Administrative	21,000
Filing and registration fees	20,189
Miscellaneous expenses	1,338
	2,599,300
Income from operations	222,277
Miscellaneous expense	(2,500)
Income before provision for income taxes	219,777
Recovery of income taxes	2,064
Net income	$ 221,841

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

December 31, 2005	$ 45,845
Distributions	(50,000)
Net income	221,841
December 31, 2006	$217,686

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$221,841
Adjustments to reconcile net income to cash flows provided by operating activities:	
Write-off of other assets	2,500
Changes in assets (increase) decrease:	
Restricted cash	(100,677)
Accounts receivable	(40,000)
Prepaid expenses	(5,000)
Changes in liabilities increase (decrease):	
Due to related party	7,000
Due to customers	100,677
Accrued expenses	26,500
Cash flows provided by operating activities	212,841
Cash flows used by financing activities:	
Distributions	(50,000)
Net increase in cash	162,841
Cash, beginning of year	43,345
Cash, end of year	$206,186
Supplemental disclosures of cash flow information:	
Cash transactions during the year for:	
Income taxes paid	$ 100
Income taxes refunded	2,064

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Organization and business:

The Company was formerly named Andersen Weinroth Capital Corporation. The Company's name was changed to G.C. Andersen Capital Corporation in February 2005. Effective July 31, 2005, the Company merged with and into G.C. Andersen Partners Capital LLC under the name of G.C. Andersen Partners Capital, LLC, a Limited Liability Company organized and existing under the laws of the State of Delaware. The Company, located in New York City and Florida, is engaged in the activities of a broker/dealer including providing certain corporate financial advisory services. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Cash:

The Company maintains its cash accounts in two commercial banks. The balances in the banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the Company had uninsured cash balances of approximately $107,000.

b. Income taxes:

No provision for federal and state income taxes has been made in the accompanying financial statements. Members are taxed individually on their pro rata share of company earnings.

c. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

3. Related party transactions:

a. Administration fees:

During the year ended December 31, 2006, the Company incurred administrative fees of $21,000 from a related entity. The amount due to related party represents the unpaid administrative fees as of December 31, 2006.

b. Management advisory fees:

During the year ended December 31, 2006, the Company incurred management advisory fees of $755,000 from a related entity.

4. Restricted cash:

Cash of $100,677 has been segregated in a special reserve bank account for the benefit of customers.

5. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. However, due to one of the Company's representatives acting as an escrow agent, which included the creation of an escrow account and the acceptance of customer funds, the Company's net capital requirement was increased to $250,000 for the duration of these escrow arrangements. As a result of this temporary increase, the Company failed to maintain their net capital requirement for certain months in 2006, as well as at December 31, 2006. The Company's net capital, as defined, at December 31, 2006 was $71,009, which was deficient by $178,991 from the minimum statutory requirement. As of February 2007, the Company has closed the escrow account, returned the customers' funds, and stopped accepting any additional customer funds.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2006

Member's equity	$ 217,686
Deductions and/or charges:	
Nonallowable assets:	
Restricted cash	100,677
Accounts receivable	40,000
Prepaid expenses and other assets	6,000
Net capital	71,009
Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness or $250,000	250,000
Net capital deficiency	$(178,991)
Aggregate indebtedness:	
Due to related party	$ 8,000
Due to customers	100,677
Accrued expenses	26,500
Total aggregate indebtedness	$ 135,177
Ratio: Aggregate indebtedness to net capital	1.90 to 1

G.C. ANDERSEN PARTNERS CAPITAL, LLC

COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from rule 15c3-3 under subparagraph (k)(2)(i).

G.C. ANDERSEN PARTNERS CAPITAL, LLC

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND FOCUS REPORT - PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2006

The difference between the audited computation of net capital and the corresponding computations included in the FOCUS Report – Part IIA as originally filed, amounted to a decrease in net capital of $100,677. The difference is due to the recording of restricted cash and a due to customers as one of the firm's employees temporarily acted as an escrow agent and exercised control over customer funds.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2006

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
G.C. Andersen Partners Capital, LLC

In planning and performing our audit of the financial statements of G.C. Andersen Partners Capital, LLC, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of G.C. Anderson Partners Capital, LLC as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated May 1, 2007. A description of the material weaknesses noted and the corrective action to be taken is as follows:

- The policies and procedures needed to ensure that the Company would not violate the minimum net capital requirement under Rule 15c3-1 were not effective during the period under audit. The Company needs to ensure better internal communication among management and their employees/representatives.

- The policies and procedures needed to ensure that all assets and liabilities are properly recorded did not exist during the period under audit. The Company has taken the following corrective actions:
  - Revision of the Company's Written Supervisory Procedures to emphasize the importance of proper bank-maintained escrow accounts.
  - Inclusion of the subject of escrow accounts in the agenda for the annual compliance meeting.
  - Inclusion of the subject of escrow accounts in the curriculum of the Company Element of Continuing Education.
  - More formal discussion with all Company employees and representatives.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we do not believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of G.C. Andersen Partners Capital, LLC, to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for information and the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson LLP

New York, NY
May 1, 2007

END